Exhibit 99.1

TEEKAY LNG PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

NEWS RELEASE

TEEKAY LNG PARTNERS L.P. ANNOUNCES

PUBLIC OFFERING OF 2,800,000 COMMON UNITS

Hamilton, Bermuda, July 17, 2014 — Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP) announced today that it has agreed to sell 2,800,000 common units, which represent limited partner interests, in a public offering. Teekay LNG has granted the underwriters a 30-day option to purchase up to an additional 420,000 common units. The Partnership expects to use the proceeds to fund the equity portion of its first installment payment of approximately $95 million for six newbuilding liquefied natural gas (or LNG) carriers ordered by the Partnership’s 50/50 joint venture with China LNG Shipping (Holdings) Limited for the Yamal LNG Project and to fund a portion of five M-type, Electronically Controlled, Gas Injection (or MEGI) newbuildings. Pending application of the proceeds toward its MEGI newbuildings, the Partnership will temporarily reduce indebtedness under one of its revolving credit facilities which is available for general partnership purposes.

Teekay LNG is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the liquefied natural gas (LNG) and liquefied petroleum gas (LPG) shipping sectors. Teekay LNG provides LNG, LPG and crude oil marine transportation services primarily under long-term, fixed-rate time-charter contracts with major energy and utility companies through its fleet, excluding newbuildings, of 29 LNG carriers, 20 LPG carriers, including four chartered-in LPG carriers, 8 Suezmax-class crude oil tankers and one Handymax product tanker. The Partnership’s interests in these vessels, excluding the four chartered-in LPG carriers, range from 33 to 100 percent.

Teekay LNG’s common units trade on the New York Stock Exchange under the symbol “TGP”.

Citigroup and Credit Suisse are acting as joint book running managers in connection with the offering.

When available, copies of the prospectus supplement and accompanying base prospectus related to this offering may be obtained from: Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (tel: (800) 831-9146); or Credit Suisse Securities (USA) LLC, Attn: Prospectus Department, One Madison Avenue, New York, NY 10010 (tel: (800) 221-1037; email: newyork.prospectus@credit-suisse.com).

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This offering may be made only by means of a prospectus supplement and accompanying base prospectus.

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements, which include statements regarding the proposed offering of common units and the use of proceeds from the proposed offering, involve risks and uncertainties that could cause the outcomes or results to be materially different.

For Investor Relations enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-2963

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